SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Acorda Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

00484M601
(CUSIP Number)

Shulamit Leviant, Esq.
c/o Davidson Kempner Capital Management LP
520 Madison Avenue, 30th Floor
New York, New York 10022
(212) 446 4053

With a copy to:

Eleazer Klein, Esq. Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON M.H. Davidson & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 51,189
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 51,189
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 51,189
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.21%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 315,640
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 315,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 315,640
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.30%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON DKIP (Cayman) Ltd II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 682,892
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 682,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 682,892
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.81%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Davidson Kempner International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 753,349
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 753,349
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 753,349
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.10%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,803,070
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,803,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,803,070
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.41%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,803,070
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,803,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,803,070
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.41%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 8 of 10 Pages

Item 1.	SECURITY AND ISSUER

The following constitutes Amendment No. 2 (this “Amendment No. 2”) to the Schedule 13D filed by the undersigned on June 10, 2022 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed by the undersigned on January 23, 2023 (“Amendment No. 1,” together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”), with respect to the shares of Common Stock of Acorda Therapeutics, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 5(a)-(c), as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 24,337,814 shares of Common Stock outstanding as of November 10, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the SEC on November 14, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	In addition to the transactions set forth in Item 3 above, information concerning transactions in the Common Stock reported herein effected since the filing of Amendment No. 1 is set forth in Schedule A, which is attached hereto and is incorporated herein by reference. All of the transactions in the Common Stock listed therein were effected in the open market through various brokerage entities.

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: March 10, 2023	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually; (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Davidson Kempner International Ltd. and DKIP (Cayman) Ltd II; and (b) Davidson Kempner Liquid GP Topco LLC, as Managing Member of (1) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co. and (2) MHD Management Co. LLC, as General Partner of Davidson Kempner Partners.

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 10 of 10 Pages

SCHEDULE A

Transactions in the COMMON STOCK of the Issuer
SINCE THE FILING OF AMENDMENT NO. 1

The following table sets forth all transactions in the Common Stock effected since the filing of Amendment No. 1 by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*
01/23/2023	(26,648)	1.00
01/25/2023	(2,000)	1.00
01/26/2023	(7,720)	1.00
02/02/2023	(10,829)	1.00
02/06/2023	(102,280)	1.00
02/07/2023	(12,022)	1.00
02/09/2023	(51,302)	0.93
02/21/2023	(1,440)	0.93
02/22/2023	(408)	0.93
03/08/2023	(41,126)	1.00
03/09/2023	(23,917)	1.01

*       Excluding commissions, SEC fees, etc. (rounded to nearest cent).